Filed Pursuant to Rule 433
Dated August 7, 2012
Registration Statement No. 333-167837
Supplementing Preliminary Prospectus Supplement Dated August 7, 2012, and
Prospectus dated June 28, 2010

IRON MOUNTAIN INCORPORATED PRICING SUPPLEMENT

Issuer:	Iron Mountain Incorporated (the “Issuer”)
Issue:	Senior Subordinated Notes due 2024 (the “Notes”)
Distribution:	SEC Registered
Offering Size:	$1,000,000,000
Coupon:	5.750% per annum, payable semi-annually, February 15 and August 15, commencing February 15, 2013
Maturity:	August 15, 2024
Price to Public (Issue Price):	100.000%
Gross Proceeds:	$1,000,000,000
Gross Spread:	1.500%
All-in Price:	98.500%
Net Proceeds to Issuer:	$985,000,000 (before offering expenses)
Spread to Treasury:	+ 390 bps
Benchmark:	UST 7.500% due November 2024
Optional Redemption:	Make-Whole T + 50 bps until August 15, 2017
Call Prices:	August 15, 2017………………………. 102.875%
August 15, 2018………………………. 101.917%
August 15, 2019………………………. 100.958%
August 15, 2020 and thereafter……….. 100.000%
Equity Clawback:

A portion of the outstanding notes at 105.750% until August 15, 2015, provided at least $650,000,000 aggregate principal amount of notes (including any additional notes subsequently issued as part of the same class) remain outstanding immediately thereafter

Change of Control:	101% of principal plus accrued interest
Trade Date:	August 7, 2012
Settlement Date:	August 10, 2012 (T+3)
CUSIP:	46284PAP9
ISIN:	US46284PAP99
Denominations:	2,000 x 1,000
Other Information:

Certain of the Issuer’s directors have indicated an interest in purchasing an aggregate of up to approximately $1.5 million of Notes in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these directors may elect not to purchase any Notes in this offering. We will receive the full proceeds with respect to the Notes that are sold to certain of the Issuer’s directors in this offering, if any.

Recent Developments:

On August 7, 2012, the Wall Street Journal reported in connection with the Issuer’s plan to pursue conversion into a REIT that Richard Reese, the Issuer’s chief executive officer, said the Issuer concluded it was no longer a growth company.  In the same article it was reported that Mr. Reese said that the Issuer “will have more excess cash flow than reinvestment opportunities,” at the stage the Issuer is in now.

Pro Forma Ratio of Earnings to Fixed Charges:	The following table sets forth our ratio of earnings to fixed charges on an actual and pro forma basis for the periods presented below:

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Actual Ratio of Earnings to Fixed Charges	2.2x	2.1x
Pro Forma Ratio of Earnings to Fixed Charges	2.0x	2.0x

Capitalization:

On page S-18 of the preliminary prospectus supplement, the dollar amounts listed under the as adjusted column for the line items “Cash and Cash Equivalents”, “Total Long-term Debt (Including Current Maturities)” and “Total Capitalization” are revised to read as follows (in thousands): $361,096, $3,706,723 and $4,950,610, respectively.

Joint Bookrunners:

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., RBS Securities Inc., Scotia Capital (USA) Inc., Barclays Capital Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc., PNC Capital Markets LLC, TD Securities (USA) LLC, Wells Fargo Securities, LLC, EA Markets Securities LLC, Lebenthal & Co., LLC

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the related prospectus if you request it by calling collect at (866) 718-1649.